Exhibit 1

 Corporate PresentationJune 2017

 Forward-Looking Statements  This presentation contains “forward-looking statements.” These statements include words like “may,” “expects,” “believes,” “plans,” “scheduled,” and “intends,” and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of BioLineRx to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

BioLineRx Snapshot

- Drug development company focused on oncology & immunology:
  - BL-8040 (CXCR4 antagonist) with robust clinical program in immuno-oncology, AML and bone marrow transplantation
  - AGI-134 (alpha-Gal immunotherapy) activating a patient-specific, anti-tumor response to patient's own cancer neo-antigens
  - Immunology/fibrosis franchise under collaboration with Novartis Pharma

- Significant collaborations with leading pharma companies
  - Strategic collaboration with **Novartis** for joint development of innovative assets
  - Immunotherapy collaboration with **Genentech** in multiple oncology indications (BL-8040 & Atezolizumab)
  - Immunotherapy collaboration with **Merck** in pancreatic cancer (BL-8040 & Keytruda)

3

Main Pipeline Assets



PROJECT
INDICATION
PRE-CLINICAL
PHASE 1
PHASE 2
PHASE 3
REGULATORY APPROVAL
PARTNERS
CANCER
BL-8040
Consolidation AML
Maintenance AML
Gastric cancer
Non-small cell lung cancer
Pancreatic cancer
Pancreatic cancer
Stem-cell mobilization
Immunotherapy collaboration with Genentech (Atezolizumab)
Immunotherapy collaboration with Merck (Pembrolizumab)
Genentech
MERCK
AGI-134
Solid tumors
IMMUNOLOGY
BL-9020
Type 1 diabetes
BL-1210
NASH
BL-1220
Liver failure diseases
BL-1230
Dry eye syndrome
Collaboration with JHL for China and Southeast Asia
Developed under strategic collaboration with Novartis
Developed under strategic collaboration with Novartis
Developed under strategic collaboration with Novartis
JHL BIOTECH
NOVARTIS
OTHER
BL-5010
Skin Lesions
Regional out-license to Perrigo
Perrigo

4

 BL-8040  Best-in-class CXCR4 antagonist for multiple oncology indications

BL-8040 Highlights

- Best-in-class CXCR4 antagonist
  - Platform molecule with MOA relevant in multiple tumors
  - Most advanced compound targeting CXCR4
- Partnerships with leading companies and institutions (Genentech, Merck, MDACC)
- Multiple clinical studies ongoing or in final planning stages
  - Multiple studies under immunotherapy partnerships with Genentech and Merck
    - Data readouts in 2017 and 2018
  - Large phase 2b study in AML consolidation treatment line running at full steam
    - Data readout in H2 2019; potential interim analysis in H2 2018
  - Initiation of phase 3 registrational study in autologous SCM planned for H2 2017
- Received Orphan Designation from FDA for AML & SCM
- Potential for multiple phase 3 studies under immunotherapy partnerships

6

BL-8040 Clinical Development Program

Pre-Clinical | Phase 1 | Phase 2 | Phase 3

ONGOING
PLANNED

STUDY	INDICATION	
IMMUNOTHERAPY COMBINATION		
COMBAT	Pancreatic (Pembrolizumab)	Merck collab
BL-8040.11	Pancreatic (Pembrolizumab)	MDACC collab
MORPHEUS	Pancreatic (Atezolizumab)	H2/2017 initiation – Genentech collab
MORPHEUS	Gastric (Atezolizumab)	H2/2017 initiation – Genentech collab
MORPHEUS	NSCLC (Atezolizumab)	H2/2017 initiation – Genentech collab
ACUTE MYELOID LEUKEMIA (AML)		
BLAST	AML Consolidation	
BATTLE	AML Maintenance (Atezolizumab)	H2/2017 initiation – Genentech collab
STEM CELL MOBILIZATION		
BL-8040.07	SCM as Single Agent (Allogeneic)	
GENESIS	SCM (Autologous)	H2/2017 initiation

7

 BL-8040 in Immuno-Oncology

BL-8040's MoA in Cancer Immunotherapy

- Immunostimulant - BL-8040 is a powerful mobilizer of immune cells from the bone marrow and lymph nodes (T-cells, B-cells, immature dendritic-cells and NK-cells)
- Potentiator - BL-8040 increases infiltration of immune cells into tumors (exhibiting a synergistic effect with anti PD1/PD-L1 immune checkpoint inhibitors)
- Microenvironment modifier - BL-8040 affects the tumor microenvironment by decreasing CXCR4-mediated migration of immune suppressor cells (i.e. MDSCs, Tregs)


CXCR4
Tumor
PD-L1/PD1
SDF1
Immunosuppressive cells
CD8+ CTL
Tregs
BL-8040
Tumor
BL-8040
PD1 or PD-L1 Ab.
PD1 Ab
PD-L1 Ab

9

BL-8040 is a Powerful Mobilizer of Immune Cells
(clinical data)


CD3+ T-cells
CD19+ B-cells
CD56+/CD3- NK-cells
Fold change from time 0
Time post BL8040 injection (hr)
(Time post BL8040 (hr
Time post BL8040 (hr)
P8.3
P4.3
P5.3
P6.3
P7.3
P3.3
BL-8040
Placebo

- Healthy volunteers were treated with BL-8040 or placebo
- Single administration of BL-8040 triggered substantial mobilization
- Long receptor occupancy results in prolonged effect (≥ 24 hours)

10

 BL-8040 Increases T-Cell Infiltration into Tumors (mice model)    Model: Orthotropic syngeneic tumors in pancreas of C57BL/6 male mice Treatment with BL-8040 for 10 consecutive days Treatment with BL-8040 induces accumulation of CD3+ T-cells in PDA tumors  IHC: aCD3

 BL-8040 Increases T-Cell Infiltration into Tumors (cont.)  FACS analysis confirmed enrichment of immune cells within the tumor   * Tumor sections were enzymatically digested and single cell suspensions were analyzed by FACS** Values in the table represent absolute cell count

BL-8040 Affects the Tumor Microenvironment
(CXCR4/SDF-1 Immuno-Suppressive Role in Cancer)

- SDF-1 expression is an independent predictor of poor survival in cancer patients
- CXCR4/SDF-1 axis is key pathway mediating the attraction of immuno-suppressive cells (MDSCs, Tregs, pDCs) to the tumor environment
- CXCR4 inhibition selectively reduces infiltration of Tregs into tumors and inhibits the migration of MDSCs to the tumor



Ovarian epithelial carcinoma cells express functional SDF-1


25
20
15
10
5
0
ΔMFI
CXCR4
CCR2
CCR5
CCR6
CCR7
CXCR1

High CXCR4 expression in cancer–isolated MDSCs


% specific migration
20
40
60
80
(–)
CXCR4 inhibition

MDSCs migration is inhibited by CXCR4 blockade

Righi E. et al., *Cancer Res* 2011;
Zou W et al., Nature Medicine, 2001;
Obermajer et al., Cancer Res, 2011

13

Immunotherapy Collaboration with Genentech

- Four phase 1b studies planned to investigate combination of BL-8040 with Genentech's Tecentriq™ (Atezolizumab - anti-PDL1 immune checkpoint inhibitor)
  - Genentech to sponsor and conduct three phase 1b studies in multiple solid tumors
  - BioLineRx to sponsor and conduct phase 1b study in (maintenance) AML
  - Open-label, repeated administration studies in up to 60 patients each
- Study endpoints
  - Clinical response, safety and tolerability
  - Multiple pharmacodynamic parameters
- Studies are expected to commence in H2 2017; top-line results expected in 2019


Tecentriq™
(atezolizumab)
Injection
1200 mg/20 mL
(60 mg/mL)
For Intravenous Infusion After Dilution
Single-Dose Vial
Discard Unused Portion
No preservative.
Attention Pharmacist: Dispense the accompanying Medication Guide to each patient.
1 vial
Genentech

14

Immunotherapy Collaboration with Merck

- Phase 2a study to examine combination of BL-8040 with Merck's Keytruda® (anti-PD1 immune checkpoint inhibitor)
  - Up to 30 patients with metastatic pancreatic adenocarcinoma
  - Open-label, single-arm trial with sites in the US, Israel and South Korea
- Study endpoints
  - Clinical response, safety and tolerability
  - Multiple pharmacodynamic parameters, including ability to improve infiltration of T cells into tumor and their reactivity
- Study commenced at end of Q3 2016
  - Partial results expected H2 2017
  - Top-line results expected H2 2018


MSD
KEYTRUDA® 50 mg
powder for concentrate for solution for infusion
pembrolizumab
Intravenous use.
For single use only.
Read the package leaflet before use.
1 vial
KEYTRUDA® 50 mg
pembrolizumab

15

 BL-8040 in AML

 *  BL-8040 Mechanism of Action in AML  Binds CXCR4 with high affinity (1-10 nM)Maintains extended inhibition of CXCR4 through long receptor occupancy (>24 hours)BL-8040 induces apoptosis of AML blasts by down-regulation of survival factorsBone-marrow clearance - eliminates minimal residual disease  BL-8040 directly induces apoptosis  BL-8040 sensitizes tumor cells to other drugs  BL-8040Induces terminal differentiation of tumor cells   BL-8040induces tumor cells mobilization

 BL-8040 Mechanism of Action in AML  Binds CXCR4 with high affinity (1-10 nM)Maintains extended inhibition of CXCR4 through long receptor occupancy (>24 hours)BL-8040 induces apoptosis of AML blasts by down-regulation of survival factorsBone-marrow clearance - eliminates minimal residual disease        BL-8040 directly induces apoptosis  BL-8040 sensitizes tumor cells to other drugs                                    BL-8040  BL-8040  BL-8040Induces terminal differentiation of tumor cells             BL-8040  BL-8040 + SOC  BL-8040induces tumor cells mobilization

 *  BL-8040 in AML – Background and Direction  Company conducted successful proof-of-concept phase 2a study in relapsed/refractory AML (45 patients)Showed robust bone marrow clearance, induction of apoptosis and terminal differentiation of AML cells Excellent safety and tolerability

 BL-8040 in AML – Background and Direction  Company conducted successful proof-of-concept phase 2a study in relapsed/refractory AML (45 patients)Showed robust bone marrow clearance, induction of apoptosis and terminal differentiation of AML cells Excellent safety and tolerability

AML – Clinical Development Status

- Results support accelerated development in AML space with potential for elimination of minimal residual disease (MRD)
- Consolidation AML phase 2b study ongoing
  - 194 patients, double-blind, placebo controlled at ~25 sites in Germany
  - Enrollment ongoing: potential interim results in 2018; top-line results by end of 2019
- Maintenance AML phase 1b study (under Genentech collaboration) in late planning stages
  - Combination with Atezolizumab as maintenance therapy for high-risk, elderly AML patients
  - Up to 60 patients, open label study at multiple leading sites in the US
  - Expected to commence in H2 2017

19

 BL-8040 in SC Mobilization

Stem Cell Mobilization for Autologous Transplantation

- G-CSF is current standard for autologous stem cell mobilization
  - 4-6 daily injections of G-CSF, plus 1-4 apheresis sessions required
  - 50-70% of patients are poor mobilizers
  - For poor mobilizers, 1-4 daily injections of Mozobil on top of G-CSF are required
- Fast route to registration in autologous SCM
  - Registrational study expected to commence in H2 2017 based on confirmatory meeting with FDA held in April 2017:
    - BL-8040 plus G-CSF will be compared to G-CSF plus placebo
    - Study expected to enroll ~200 patients in total
    - Primary endpoint: proportion of patients who mobilize ≥6 million CD-34+ cells in up to 2 leukapheresis sessions in MM patients
- Phase 2 allogeneic transplantation study ongoing as complementary indication
  - Successful partial results recently announced
    - Single injection of BL-8040 mobilizes sufficient amounts of cells without need for G-CSF
  - Topline results by end of 2017



21

 BL-8040 is Powerful Mobilizer of CD34+ Cells  Substantial HSC mobilization from BM to PB was recorded Consistent pattern of mobilization across all subjects treated with BL-8040   Time post BL-8040 (hr)  BL-8040:

 Single BL-8040 Administration Results in Robust Collection of Stem Cells Using Single Apheresis  Subject #  Whole blood processed (L)  % CD34+ cells  CD34+/KG (Donor weight)  CD34+/KG (70kg recipient weight)  5001  9.8  0.75   4,091,848    5,091,429   5002  16.0   1.01   11,964,615    11,998,800   5003  16.6   0.85   13,667,866    14,917,500   5004  16.2   0.76   10,154,834    11,794,114   5005  16.6   0.78   11,366,255    15,230,781   5006  16.5   0.87   13,068,548    14,711,451   5007  17.5   0.64   11,076,197    9,652,114   5008  16.7   0.61   9,623,736    9,994,937   Median  16.5 ± 2.3 L   0.77 ± 0.13%   11.2 x 106 (± 2.8 x 106)   11.9 x 106 (±3.5 x 106)  Leukapheresis started 4 hrs post BL-8040 injection using the Spectra Optia® Apheresis SystemThe median amount of collected stem cells was higher than 11 x 106 per kg     CD34+/µL ; WBC x 103/ µL      Time post BL-8040     CD34+ PB levels 24 hr post BL-8040 are still high even after leukapheresis

CXCR4 Competitor Landscape

Compound (Company)	Dev. Stage	Molecule Type	Indications (under development)	AML	SCM	IO
BL-8040 (BioLineRx)	Phase 2	Peptide (sc)	Auto/Allo SCM; AML (r/r, consolidation, maintenance); Solid tumors (gastric, pancreatic, NSCLC)	Ph 2	Ph 3 ready	Ph 1/2 (+Pembro/+Atezo)
Mozobil (Genzyme/Sanofi)	Launched	Small molecule (IV)	Auto SCM; AML; Solid tumors (pancreatic, ovarian and colorectal cancers)	Ph 1/2	Launched	-
LY-2510924 (Eli Lilly)	Phase 2	Peptide (IV)	r/r AML; solid tumors	Ph 1	-	Ph 1 (+Durvalumab)
Ulocuplumab (BMS)	Phase 2	Ab (IV)	AML	Ph 1/2	-	Terminated
X4P-001 (X4 Pharmaceuticals)	Phase 2/3	Small molecule (oral)	WHIM syndrome; RCC, melanoma; ovarian cancer	-	-	Ph 1/2 (+Pembro/+Nivo)

24

BL-8040 is Best-in-Class vs. Competitors

	BL-8040	Mozobil	Ulocuplumab
Affinity for CXCR4	1-10 nM	84 nM	5nM
CXCR4 Binding site	Extracellular domains in the CXCR4 receptor	Trans-membrane regions in the CXCR4 receptor	Extracellular domains in the CXCR4 receptor
Molecule Type	Peptide	Small molecule	Ab
Plasma half-life	1-3 hr	~3-5 hr	More than 24hr
Receptor occupancy	More than 24 hr	~2 hr	Not published
Cancer Cell Death	Remarkable apoptosis in samples from clinical study patients (Phase 2 study rrAML)	Has no effect on cancer cell apoptosis (Reum H et al., 2015)	Apoptosis of AML cells. Modest effect in patients. (ASH 2013)
Mobilization (fold increase leukocytes/ blast)	4/8 (Phase 2 in rrAML)	1.8/2.8 (Uy G.L. et al., Blood 2017; Phase 1/2 in rrAML)	2/5 (Becker P.S. et al; Blood 2014; Phase1 in rrAML)
T-Cell Infiltration into Tumors	Infiltration was demonstrated in preclinical murine models	Infiltration was demonstrated in preclinical murine models	Not published

Other remarks re BL-8040 (Abraham M et al., 2017):

- BL-8040 induces apoptosis of AML blasts by down-regulating ERK BCL-2, MCL-1 and cyclin-D1
- BL-8040 synergizes with FLT3 and BCL-2 inhibitors to induce AML cell death

Superior Neutral Inferior

25

BL-8040 Summary

- Most advanced antagonist of CXCR4, an exciting and validated target
- Robust platform for multiple oncology indications
  - Immunotherapy
  - AML
  - Stem-cell mobilization/transplantation
- Significant efficacy demonstrated in numerous clinical studies
- Partnerships with Genentech and Merck in immuno-oncology
- Registrational study in autologous SCM expected to start in H2 2017

26

 AGI-134  Alpha-Gal immunotherapy, activating anti-tumor response to patient’s own neoantigens

AGI-134 Highlights

- Unique mechanism harnessing naturally occurring immune machinery
- Promotes systemic anti-tumor response against patient's own tumor antigens
- Applicable for large array of tumors
- Targets primary tumor, as well as existing and potential future metastases
- Reduces immuno-suppressive nature of tumor microenvironment
- Near-clinical stage (following pre-IND meeting)
  - Phase 1 in solid tumors expected to initiate in H1 2018; final preparations underway
- Proposed initial indications: melanoma, liver, head and neck, colorectal, breast cancer, lymphoma
  - Studies to include substantial biomarker identification

28

AGI-134 Mechanism of Action

Transforming cold into hot tumors, targeting patient's own neoantigens


Intra-tumoral injection of AGI-134
Coating of tumor cells by AGI-134
Binding of anti - α Gal antibodies
Initial cell death
Alteration of tumor microenvironment
Spillage of tumor-associated antigens
Increased uptake by antigen presenting cells
Stimulation & recruitment of T cells
Tumor destruction
Tumor cell
AGI-134
NK cell
anti - α Gal
C1q
C3a / C5a
Antigen presenting cell
Neoantigens
T cell

29

 AGI-134: Key Efficacy Findings  In vitro and in vivo studies have validated the underlying steps of the MOASingle dose of AGI-134 demonstrated systemic effect by protecting mice from secondary tumor development for over 90 days Combination of AGI-134 with immune checkpoint inhibitor (PD-1) gave increased efficacy over either agent alone

 AGI-134: Unique MOA Among Intratumoral Agents    Oncolytic viruses  PAMPs  AGI-134  Injected tumor cells identified by naturally occurring pre-existing antibodies        Antibody-bound tumor cells destroyed by activated complement and ADCC        Tumor neoantigens release by spilling        Antibody-activated complement system creates pro-inflammatory milieu in the tumor microenvironment        Complement chemo-attractants recruit immune cells to the tumor        Activation of antigen presenting cells and increased (APCs) uptake of tumor antigens        APCs induce a follow-on systemic immune response by the stimulation and clonal expansion of T cells

AGI-134 Summary



- Novel and demonstrated mechanism of action
- Technology potential
  - Addresses wide range of poorly treated solid tumors
  - Transforms “cold” into “hot” tumors
  - Targets patient’s neoantigens
- Strong pre-clinical data, clear development pathway discussed with MHRA and FDA
- Near-clinical stage, with first-in-man study expected to initiate H1 2018
- Phase 1/2 development plan designed to include comprehensive biomarker strategy
- Demonstrated synergy with immune checkpoint inhibitors

- Acquisition of Agalimmune provides BioLineRx with several earlier-stage projects, as well additional capabilities to augment focus on immunology and oncology

32

 Corporate

BioLineRx Management

- Philip A. Serlin, CPA, MBA – Chief Executive Officer
  - Served as the Company's CFO and COO from 2009 to 2016. Previously CFO and COO of Kayote Networks and CFO of Tescom Software Systems Testing. Background includes senior positions at Chiaro Networks and at Deloitte in Tel Aviv, and at the SEC in Washington, D.C.
- Mali Zeevi, CPA – Chief Financial Officer
  - Served as the Company's Senior Director of Finance and Reporting 2009-2016. Previously Vice President Finance at Tescom Software Systems Testing and manager at PriceWaterhouseCoopers.
- David Malek, MBA – Chief Business Officer
  - Joined the Company in 2011 as Vice President of Business Development. Previously in various management positions at Sanofi-Aventis, including Director of Oncology - New Products and Business Development.
- Ella Sorani, PhD – VP Development
  - Joined the Company in January 2017. Previous 16 years served in a number of management positions in the global R&D division at Teva Pharmaceutical Industries. In most recent position, led global development of one of Teva's leading innovative late stage compounds.
- Abi Vainstein, MD – VP Clinical and Medical Affairs
  - Served as the Company's Senior Medical Director from 2014 to 2016. Previously Director and Clinical Program Leader for COPAXONE®, and several other senior medical positions at Teva Pharmaceutical Industries.

34

Strategic Collaboration with Novartis

- Novartis selected BLRX as its partner for asset identification and early development
  - Exclusive first look at all Israeli-based projects scouted by BioLineRx
  - Co-develop selected projects through clinical proof-of-concept (POC)
- Unique collaboration provides lasting shareholder value and key insights
  - 3 projects brought under collaboration so far, in areas of fibrosis and inflammation
- Financial highlights:
  - Upfront $10 million equity investment in BLRX
  - Upon selection of clinical project (or when a project reaches IND), BioLineRx receives:
    - $5 million option fee (non-dilutive)
    - 50% of remaining R&D expenses up to POC (in equity at a premium to market)
  - Novartis receives right of first negotiation for full out-license upon clinical POC

35

Financial Summary



- Cash position
  - $55 million as of April 30, 2017
  - Existing financial resources fund operational requirements into 2019



- Capital structure
  - Traded on NASDAQ and TASE (Symbol: BLRX)
  - 96 million shares outstanding; 104 million fully diluted
  - US shareholders represent ~70% of investor base, including key life-sciences investors



- Other
  - ~50 employees, approximately 2/3 with advanced degrees
  - Analyst coverage: JMP Securities, HC Wainwright, Maxim Group

36

Principal Expected Development Milestones in 2017/2018

2017

- BL-8040 (Allogeneic SCM) phase 2 partial results √
- BL-8040 (Pancreatic Cancer) phase 2 partial results
- BL-8040 (Autologous SCM) phase 3 initiation
- BL-8040 (AML Maintenance) phase 1b initiation
- BL-8040 (Multiple Solid Tumors) phase 1b initiation
- BL-8040 (Allogeneic SCM) phase 2 top-line results

2018

- AGI-134 (Multiple Solid Tumors) phase 1/2 initiation
- BL-8040 (Pancreatic Cancer) phase 2 top-line results
- BL-8040 (AML Maintenance) phase 1b partial results
- BL-8040 (Multiple Solid Tumors) phase 1b partial results
- BL-8040 (AML Consolidation) phase 2b interim analysis

Does not include milestones expected from newly in-licensed programs

37

Takeaways……  Focus on oncology and immunology (mainly immuno-oncology)9 clinical studies ongoing or planned for next 12-18 monthsRead-out from 3-4 phase 2 studies over next 12-18 monthsInitiation of phase 3 registrational study expected in H2 2017Significant collaborations with 3 of the leading global pharma companiesAnticipated new clinical/advanced pre-clinical compounds to enter pipelineContinued execution of strategic transactions as opportunities arise

   Thank  You